# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, ROUND ROCK, Texas (TX), 78665
Date of event which requires filing of this statement: 01/01/2026
Amends the filing with accession number 0000902664-25-003146
Filed by CIK 0001469336
Persons authorized to receive notices and communications: Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- EMPERY ASSET MANAGEMENT, LP (CIK 0001469336): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,930,345; sole dispositive power 0; shared dispositive power 2,930,345; aggregate amount beneficially owned 2,930,345 (8.67% of the class)
- RYAN M. LANE (CIK 0002012055): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 100,000; shared voting power 2,930,345; sole dispositive power 100,000; shared dispositive power 2,930,345; aggregate amount beneficially owned 3,030,345 (8.97% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, ROUND ROCK, Texas (TX), 78665
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 24, 2025 (as amended, the "Schedule 13D"), with respect to the shares of common stock, par value $0.00001 per share (the "Common Stock"), of Empery Digital Inc. (f/k/a "Volcon, Inc.") (the "Company"). This Amendment No. 2 amends and restates Items 2(a), (c) and (f), 3 and 5(a)-(c). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 is being filed to report that, as of January 1, 2026, Martin D. Hoe is no longer deemed to be a beneficial owner of the shares of Common Stock (as defined below) reported herein and, as a result, is no longer a Reporting Person on the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by the entities and person listed below, who are collectively referred to herein as "Reporting Persons," with respect to the Common Stock, par value $0.00001 per share (the "Common Stock"), of Empery Digital Inc., a Delaware corporation (the "Company"):

(i) Empery Asset Management, LP (the "Investment Manager"), with respect to the Common Stock held by certain funds to which the Investment Manager serves as investment manager (the "Empery Funds"); and

(ii) Mr. Ryan M. Lane ("Mr. Lane"), with respect to the Common Stock held directly by him and by the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Mr. Lane is the managing member of RML GP Owner, LLC ("RML"), the managing member of Empery AM GP, LLC, the general partner of the Investment Manager.
Present principal occupation or employment: The principal business of the Investment Manager is to provide discretionary investment management services to private investment funds. The occupation of Mr. Lane is to serve as the Chief Operating Officer of the Investment Manager and Co-Chief Executive Officer and Chairman of the Issuer.
Citizenship:
The Investment Manager is a Delaware limited partnership. Mr. Lane is a citizen of the United States of America.

Schedule 2 attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate cost of the 2,930,345 shares of Common Stock directly held by the Empery Funds is approximately $27,269,192. The source of the funds used to acquire such shares of Common Stock was the working capital of the Empery Funds.

Positions in the shares of Common Stock may be held in margin accounts of the Empery Funds and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by the Empery Funds.

The aggregate cost of the 100,000 shares of Common Stock directly held by Mr. Lane is approximately $1,000,000. The source of funds used to acquire such shares of Common Stock was the personal funds of Mr. Lane.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 33,800,951 shares of Common Stock outstanding as of December 5, 2025, which is the difference obtained by subtracting (i) 3,913,538 pre-funded warrants reported as potentially exercisable in the press release issued by the Company on December 8, 2025 (the "Press Release"), from (i) the 37,714,489 shares of Common Stock outstanding as of December 5, 2025, as disclosed in the Press Release.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 1, which were all in the open market, are set forth on Schedule 1 attached hereto and incorporated by reference herein.

## Signatures
- EMPERY ASSET MANAGEMENT, LP: /s/ Ryan M. Lane, Managing Member, By: EMPERY AM GP, LLC, its General Partner, By: RML GP Owner, LLC (01/05/2026)
- RYAN M. LANE: /s/ Ryan M. Lane, RYAN M. LANE (01/05/2026)